

SECURITI 03053142 IISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 11754

RECEIVED
DEC - 1 2003
158

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 9/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Sterne Agee & Leach, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway Suite 700
(No. and Street)

Birmingham	Alabama	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
C. Fred Wagstaff, III (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

420 North Twentieth Street Suite 1800 Birmingham Alabama 35203
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)


KPMG

STERNE, AGEE & LEACH, INC.

Consolidated Financial Statements and
Supplementary Information

September 30, 2003 and 2002

(With Independent Auditors' Report Thereon)

(Filed as Confidential Information)



Suite 1800 SouthTrust Tower
420 20th Street North
Birmingham, AL 35203


SEC MAIL PROCESSING
RECEIVED
DEC - 1 2003
WASH, D.C. 158 SECTION

Independent Auditors' Report

The Board of Directors
Sterne, Agee & Leach, Inc.:

We have audited the accompanying consolidated statements of financial condition of Sterne, Agee & Leach, Inc. (a Delaware corporation and wholly owned subsidiary of Sterne, Agee & Leach Group, Inc.) and subsidiary (the Company) as of September 30, 2003 and 2002. These consolidated statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the statements of financial condition. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the consolidated statements of financial condition referred to above present fairly, in all material respects, the consolidated financial condition of Sterne, Agee & Leach, Inc. and subsidiary as of September 30, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

November 24, 2003



STERNE, AGEE & LEACH, INC.

Consolidated Statements of Financial Condition

September 30, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	4,759,101	2,297,127
Cash segregated and securities on deposit for regulatory purposes		20,894	3,883,009
Receivables:			
Broker–dealers and clearing organizations		48,698,669	48,397,157
Customers		92,383,320	78,249,734
Related parties		766,120	283,308
Securities owned, at fair value:			
U.S. government obligations		4,710,454	7,663,432
State and municipal obligations		3,123,897	12,059,472
Corporate obligations		5,888,994	1,076,939
Corporate stocks		269,546	402,192
Options		—	18,281
Bank notes		179,574	33,038
Other		14,552	31,806
		14,187,017	21,285,160
Exchange membership, at cost (approximate fair value, $1,400,000 in 2003 and $1,800,000 in 2002)		195,000	195,000
Furniture, equipment, and leasehold improvements (less accumulated depreciation and amortization of $6,011,220 in 2003 and $5,260,619 in 2002)		2,014,482	1,649,849
Goodwill		3,000,297	3,000,297
Other assets		7,621,767	4,268,308
Total assets	$	173,646,667	163,508,949

See accompanying notes to consolidated statements of financial condition.

STERNE, AGEE & LEACH, INC.

Consolidated Statements of Financial Condition

September 30, 2003 and 2002

Liabilities and Stockholder's Equity		2003	2002
Bank loans	$	20,900,000	35,550,000
Payables:			
Broker–dealers and clearing organizations		48,361,342	23,865,546
Customers		62,752,746	72,019,174
Related parties		454,730	386,516
Securities sold but not yet purchased, at fair value:			
U.S. government obligations		2,642,283	1,604,651
Corporate stocks		149,417	136,149
Corporate obligations		206,740	59,468
Options		905,777	—
Other		2,075	—
		3,906,292	1,800,268
Accounts payable and other liabilities		14,003,649	7,385,035
Total liabilities		150,378,759	141,006,539
Commitments and contingencies (note 10)			
Stockholder's equity:			
Common stock, $5 par value; authorized 350,000 shares, issued and outstanding 254,350 shares in 2003 and 2002		1,271,750	1,271,750
Additional paid–in capital		13,999,611	13,999,611
Retained earnings		7,996,547	7,231,049
Total stockholder's equity		23,267,908	22,502,410
Total liabilities and stockholder's equity	$	173,646,667	163,508,949

See accompanying notes to consolidated statements of financial condition.

(1) Organization and Summary of Significant Accounting Policies

(a) Nature of Business and Principles of Consolidation

Sterne, Agee & Leach, Inc. (the Company), is a wholly owned subsidiary of Sterne, Agee & Leach Group, Inc. (SAL Group or the Parent) and is a full service, self clearing broker–dealer registered with the Securities and Exchange Commission (SEC) and is a member of the New York Stock Exchange and the National Association of Securities Dealers (NASD).

The consolidated financial statements include the accounts of the Company and the accounts of an inactive and immaterial subsidiary.

All significant intercompany transactions and accounts have been eliminated.

The Company is engaged in a single line of business as a securities broker–dealer, which comprises several classes of services, including principal transactions, agency transactions, and investment banking and investment advisory businesses.

(b) Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Accounting for Securities Transactions and Other Activity

Securities owned and receivables/payables with brokers and customers are recorded on a settlement date basis. Differences between the trade and settlement date for securities owned were not material.

Securities owned and securities sold but not yet purchased are stated at fair value.

Marketable securities are stated at fair value based on quoted market prices, and securities not readily marketable are stated at fair value as determined by management.

(d) Resale and Repurchase Agreements and Securities Lending Agreements

Transactions involving purchases of securities under agreements to resell (reverse repurchase agreements or reverse repos) or sales of securities under agreements to repurchase (repurchase agreements or repos) are accounted for as collateralized financings, except where the Company does not have an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. Resale agreements are treated as collateralized financing transactions and are carried at contract value. Accrued interest on the agreements is included in other assets. It is the policy of the Company to obtain possession of collateral with a fair value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

(e) ***Securities Borrowing and Lending Activities***

Securities borrowed and securities loaned transactions are generally reported as collateralized financings, except where letters of credit or other securities are used as collateral. Securities borrowed transactions require the Company to deposit cash or other collateral with the lender. With respect to securities loaned, the Company receives collateral in the form of cash or other collateral in an amount generally in excess of the fair value of securities loaned. The Company monitors the fair value of securities borrowed and loaned on a daily basis, with additional collateral obtained or refunded as necessary.

(f) ***Collateral***

The Company reports assets it has pledged as collateral in secured borrowing and other arrangements when the secured party cannot sell or repledge the assets.

(g) ***Furniture, Equipment, and Leasehold Improvements***

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment, and amortization of leasehold improvements, is provided on a straight-line basis over the estimated useful lives of the assets or the terms of the leases.

(h) ***Goodwill***

Goodwill represents the excess of the purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 141, *Business Combinations* and SFAS No. 142, *Goodwill and Other Intangible Assets*, in July 2001. The Company has no intangible assets apart from goodwill as of September 30, 2003 or 2002. Accordingly, goodwill of $3.0 million at September 30, 2003 and 2002, represents an unamortized intangible asset under the terms of SFAS No. 142.

(i) ***Income Taxes***

The amount of current taxes payable or refundable and deferred taxes are recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The asset and liability method is used for recognizing deferred tax assets and liabilities.

(j) ***New Accounting Pronouncements***

On April 30, 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group (DIG) process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after

June 30, 2003 and for hedging relationships designated after June 30, 2003. Adoption of SFAS No. 149 did not have a material impact on the Company's consolidated financial condition.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. This statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. Mandatory redeemable financial instruments are subject to the provisions of this statement for the first fiscal period beginning after December 15, 2003. On November 7, 2003, the FASB deferred indefinitely the classification and measurement provisions related to mandatorily redeemable non controlling interests. Management is currently evaluating the impact of SFAS No. 150 and the related deferral, and whether the adoption will have a material impact on the Company's consolidated financial condition.

In November 2002, the FASB issued FASB Interpretation (FIN) 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, which addresses disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this Interpretation are applied prospectively to guarantees issued or modified after December 31, 2002. The adoption of these disclosure and recognition provisions of FIN 45 on January 1, 2003 did not have a material impact on the consolidated financial condition.

In January 2003, the FASB issued FIN 46, which clarifies the application of Accounting Research Bulletin 51, *Consolidated Financial Statement*, to certain variable interest entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements apply to all variable interest entities created after January 31, 2003. The adoption of FIN 46 on January 1, 2003 did not have a material impact on the consolidated financial condition.

(k) Reclassification

Certain amounts in the 2002 consolidated statements financial condition have been reclassified to conform with the 2003 presentation.

(2) Cash Segregated and Securities on Deposit for Regulatory Purposes

At September 30, 2003 and 2002, cash of $11,021 and $3,874,136, respectively, was segregated in special bank accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(3) Receivables From and Payables To Broker–Dealers and Clearing Organizations

The balances shown as receivables from and payables to broker–dealers and clearing organizations represent amounts due for securities transactions made in connection with the Company's normal trading

and borrowing activities. Securities failed to deliver and receive represent the contract value of securities not delivered or received on settlement date. Balances at September 30 were as follows:

		2003	2002
Receivables:			
Securities failed to deliver	$	11,581,322	14,760,021
Securities borrowed		7,970,020	7,463,316
Clearing organizations and other		29,147,327	26,173,820
	$	48,698,669	48,397,157
Payables:			
Securities failed to receive	$	17,300,262	17,348,947
Securities loaned		9,782,330	1,937,900
Other		21,278,750	4,578,699
	$	48,361,342	23,865,546

(4) Receivables From and Payables To Customers

The balances shown as receivables from and payables to customers principally represent cash and margin balances arising in the normal course of business. These receivables are collateralized by customer securities held by the Company, the value of which is not reflected in the accompanying consolidated financial statements. Included in receivables from customers is $341,438 and $541,397 in 2003 and 2002, respectively, from officers and directors of the Company. Included in payables to customers is $141,594 and $144,257 in 2003 and 2002, respectively, to officers and directors of the Company.

(5) Bank Loans

Short-term borrowings at September 30, 2003 and 2002 of approximately $12,400,000 and $28,050,000, respectively, are at rates ranging from 0.5% to 1.0% above the Fed funds rate. They are collateralized by securities with fair values at September 30, 2003 and 2002 of approximately $16,445,000 and $35,107,000, respectively.

The Company also maintains $10,000,000 of unsecured lines of credit, which are renewable annually and bear interest at 0.5% below the prime rate. The Company had borrowings against these lines of credit of $3,500,000 and $2,500,000 at September 30, 2003 and 2002, respectively. The Company also obtained an additional $5,000,000 line of credit during 2002 bearing interest at 0.5% above the Fed funds rate. Borrowings against this line were $5,000,000 at September 30, 2003 and 2002.

(6) Income Taxes

In accordance with SFAS No. 109, *Accounting for Income Taxes*, the Company has recorded deferred tax assets of $90,898 and $27,343 for 2003 and 2002, respectively, consisting primarily of depreciation differences and net operating loss carryforwards of the purchased subsidiary for 2003 and 2002. Due to the uncertainty as to the timing of the reversal of the carryforwards, valuation allowances of $13,733 and $15,037 have been established on the ability to realize these deferred tax assets for 2003 and 2002,

(Continued)

respectively. The Company has also recorded deferred tax liabilities of $166,724 and $120,976 for 2003 and 2002, respectively, which primarily represent differences relating to depreciation of fixed assets.

The Company has federal net operating loss carryforwards generated by the subsidiary prior to its acquisition by the Company. The carryforwards are $36,139 at September 30, 2003. The carryforwards have expiration dates through fiscal year 2010.

(7) Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the Rule, which requires the Company to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At September 30, 2003 and 2002, the Company had net capital of $11,245,884 and $13,441,013, respectively, which were approximately 11% and 15%, respectively, of aggregate debit balances. Net capital was also $9,111,677 and $11,634,362, respectively, in excess of required net capital.

(8) Profit Sharing Plan and Trust

The Parent has a defined contribution profit sharing plan (the Plan) covering substantially all of the Company's employees. Any discretionary contribution to the plan is determined annually by the board of directors of the Parent.

(9) Related Party Transactions

Affiliates of the Company, in addition to SAL Group, its parent company, include Trust Company of Sterne, Agee & Leach, Inc. (Trust Company), SAL Financial Services, Inc. (SAFS), Sterne Agee Capital Markets, Inc. (SACM), and Sterne Agee Asset Management, Inc. (SAAM).

Net receivables/payables from SAL Group and affiliated companies, as of September 30, 2003 and 2002, are included in related party receivables and payables in the accompanying consolidated statements of financial condition and were as follows:

		2003	2002
Payable to affiliates	$	(454,730)	(386,516)
Receivable from affiliates		766,120	283,308

SAL Group provides management, consulting, and financial services to the Company for an annual fee. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company, as well as payroll, accounting, and other administrative services.

SAL Group provides data processing equipment through an operating lease to the Company and its affiliates.

The Parent maintains a $2.5 million unsecured line of credit, which is available to the Company for funding needs. This line of credit is renewable annually and bears interest at 0.5% below the prime rate. The Company had no borrowings against this line of credit at September 30, 2003 and 2002.

(10) Commitments and Contingencies

The Company leases office space and equipment under operating leases with terms in excess of one year. The future minimum rental commitments as of September 30, 2003, was as follows:

2004	$	2,209,878
2005		2,063,722
2006		1,930,936
2007		1,578,816
2008		1,059,322
Thereafter		3,433,967
	$	12,276,641

The Company, in its capacity as a broker–dealer and underwriter, is subject to litigation and various claims, as well as regular examination by regulatory agencies. Management does not expect that resolution of any litigation or regulatory matters will have a material impact on the Company's financial condition.

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments that were open at September 30, 2003, and were subsequently settled had no material effect on the consolidated statements of financial condition.

(11) Financial Instruments

(a) Accounting Policies

Derivative financial instruments used for trading purposes, including hedges of trading instruments, are carried at fair value. Fair values for exchange–traded derivatives, principally futures and certain options, are based on quoted market prices.

Fair values of futures and options contracts are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payable to broker–dealers and clearing organizations or customers, as applicable.

Premiums and unrealized gains and losses for purchased option contracts are recognized gross in the consolidated statements of financial condition. The unrealized gains for delayed–delivery, to–be–announced (TBA), and when–issued securities generally are recorded in the consolidated statements of financial condition net of unrealized losses by counterparty.

(b) Fair Value of Financial Instruments

The financial instruments of the Company are reported in the consolidated statements of financial condition at fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

(c) ***Financial Instruments with Off-Balance-Sheet Risk***

The Company enters into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include futures, forward exchange contracts, exchange-traded, and over-the-counter options, delayed deliveries, mortgage–backed to-be-announced securities (TBAs), securities purchased and sold on a when–issued basis (when-issued securities), and interest rate swaps. These derivative financial instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to hedge other positions or transactions.

Futures and forward contracts and TBAs and when–issued securities provide for the delayed delivery of the underlying instrument. As a writer of options, the Company receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Interest rate swaps involve the exchange of payments based on fixed or floating rates applied to notional amounts. The contractual or notional amounts related to these financial instruments reflect the volume and activity and do not reflect the amounts at risk. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. The credit risk for forward contracts, TBAs, options, swaps, and when–issued securities is limited to the unrealized market valuation gains recorded in the statement of financial condition. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

The Company had certain other transactions which, in accordance with industry practice, were not recorded on the consolidated statement of financial condition. At September 30, 2003, the Company had commitments to enter into future resale and repurchase agreements. At September 30, 2003, the Company had also borrowed securities and pledged securities against those borrowed securities.

In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the consolidated statements of financial condition at September 30, 2003, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to September 30, 2003.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off–balance–sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant

(Continued)

off–balance–sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company's customer financing and securities settlement activities require the Company to pledge customer securities as collateral in support of various secured financing sources such as bank loans and securities loaned. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged as collateral, the Company may be exposed to the risk of acquiring the securities at prevailing market prices in order to satisfy its customer obligations. The Company controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Company establishes credit limits for such activities and monitors compliance on a daily basis.

(d) Concentrations of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

(12) Proprietary Accounts of Introducing Brokers

The Company, in its capacity as a clearing broker–dealer, clears transactions for certain proprietary accounts of introducing brokers (PAIB). An introducing broker may only include assets in proprietary accounts as allowable assets in its net capital computation when the introducing broker and the clearing broker have entered into a PAIB agreement. The Company, in its capacity as a clearing broker, prepares a reserve computation for the PAIB accounts of all its introducing brokers, in accordance with the customer reserve computation guidelines set forth in Rule 15c3–3. At September 30, 2003 and 2002, amounts held on deposit in special reserve bank accounts for the proprietary accounts of introducing broker–dealers were $9,873 and $8,873, respectively.

(13) Collateral

Amounts that the Company has pledged as collateral, which are not reclassified and reported separately, at September 30, 2003, consist of the following:

		Carrying amount
Financial statement classification:		
Securities owned	$	10,957,401
Payable to broker–dealers		5,487,808

The Company has accepted collateral with a fair value of $7,970,020 at September 30, 2003 under a securities borrowed transaction for delivery of short sale securities.

(14) Subsequent Event

On October 27, 2003, the Company entered into a subordinated loan agreement with Sterne Agee Capital Markets, Inc., an affiliate company, in the amount of $750,000. The agreement provides for interest payments to the Company at the rate of 4 percent per annum and is due on November 30, 2004.